Filed Pursuant to Rule 424(b)(3)

Registration No. 333-284566

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

SUPPLEMENT NO. 1 DATED DECEMBER 22, 2025

TO THE PROSPECTUS DATED DECEMBER 12, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of StratCap Digital Infrastructure REIT, Inc. (the “Company”, “we”, “us” or “our”), dated December 12, 2025 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

●	to provide an update on the status of our public offering;

●	to provide an update regarding our distributions;

●	to disclose the disposition of certain of our assets;

●	to disclose the repayment of indebtedness in connection with the disposition of certain of our assets;

●	to update certain portfolio metrics in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt”;

●	to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of January 1, 2026;

●	to disclose the calculation of our November 30, 2025 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

●	to include pro forma financial information in connection with the disposition of certain of our assets; and

●	to include our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 22, 2025.

Status of Our Offering

Our registration statement on Form S-11 for our initial public offering, or the Offering, of $575,000,000 of shares of Class D shares, Class I shares, Class S shares and Class T shares, consisting of up to $500,000,000 of Class D shares, Class I shares, Class S shares and Class T shares in our primary offering and up to $75,000,000 of Class D shares, Class I shares, Class S shares and Class T shares pursuant to our distribution reinvestment plan, was declared effective by the U.S. Securities and Exchange Commission on February 14, 2025. As of the date of this Supplement, we had accepted investors’ subscriptions for and issued approximately 2,979,260 shares of Class I common stock and 57,990 shares of Class T common stock, resulting in receipt of gross proceeds of approximately $30,242,238 and $608,900, respectively.

Authorization of Distributions

The following information supplements, and should be read in conjunction with, information in the Prospectus regarding distributions paid to stockholders:

On December 22, 2025, our board of directors authorized daily gross distributions to our stockholders of record as of the close of business on each day of the period commencing on January 1, 2026 through March 31, 2026 for each class of shares of our common stock in the amount of $0.001479452 per share. These distributions will be paid or reinvested in shares of common stock on a monthly basis in arrears, net of, as applicable, stockholder servicing fees that are payable monthly with respect to certain classes of shares of our common stock.

Disposition of Certain Assets

The following information supplements the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt” beginning on page 107:

On December 22, 2025, we, through SWIF II Operating Partnership, LP (the “Operating Partnership”), (i) pursuant to an Equity Interest Purchase Agreement, dated as of December 22, 2025 (the “Vogue Purchase Agreement”), by and among EverLink Towers, LLC, a Delaware limited liability company (“Purchaser”), the Operating Partnership, Vogue Towers II, LLC, a wholly owned subsidiary of the Operating Partnership (“Vogue Towers II”), and, solely for the purposes of certain sections thereof, the Company, sold and transferred all of the issued and outstanding equity interests in Vogue Towers II to Purchaser (the “Vogue Transaction”), and (ii) pursuant to an Equity Interest Purchase Agreement, dated as of December 22, 2025 (the “SDIR Towers Purchase Agreement” and, together with the Vogue Purchase Agreement, the “Purchase Agreements”), by and among Purchaser, the Operating Partnership, SWIF II Towers Co. Intermediate HoldCo II, LLC, a wholly owned subsidiary of the Operating Partnership (“Towers II Holdco” and together with the Operating Partnership, the “Sellers”), SWIF II Investment Co. Towers II, LLC, a wholly owned subsidiary of Towers II Holdco (“Towers II”), SWIF II Investment Co. Towers I, LLC, a wholly owned subsidiary of the Operating Partnership (“Towers I” and, together with Towers II and Vogue Towers II, the “Acquired Companies”), and, solely for the purposes of certain sections thereof, the Company, sold and transferred all of the issued and outstanding equity interests in Towers II and Towers I, respectively, to Purchaser (the “SDIR Towers Transaction” and, together with the Vogue Transaction, the “Transactions”).

Immediately prior to the closing of the Transactions, the Acquired Companies owned 100% of the fee simple interest in 48 towers with associated ground leases or easements, 68 tenant leases and other related assets. The aggregate purchase price for the Transactions was approximately $55.1 million in cash. As described in further detail in each Purchase Agreement, the purchase prices will be subject to certain post-closing adjustments, including with respect to (i) the cash flows of the applicable Acquired Companies’ wireless tower assets as of the closing of the Transactions, (ii) prepaid costs and expenses related to certain of Vogue Towers II’s wireless tower assets under development, (iii) indebtedness and (iv) transaction expenses. The Transactions resulted in net cash proceeds to the Company of approximately $38.5 million after (x) closing costs and closing adjustments and (y) repayment of indebtedness secured by or allocated to the assets that were held by the Acquired Companies immediately prior to the closing of the Transactions.

The Purchase Agreements contain customary representations, warranties and covenants. Subject to certain exceptions and limitations, the Sellers and Purchaser have agreed to indemnify each other for breaches of representations and warranties and covenants and other specified matters contained in the respective Purchase Agreements. The Company has also agreed to guarantee the payment and performance by the Sellers of their respective indemnification obligations under the Purchase Agreements.

The Purchase Agreements contain restrictive covenants pursuant to which the Sellers and the Company shall not, for the five-year period following the closing of the Transactions, directly or indirectly (including through their respective controlled affiliates), (a) solicit tenants of the Acquired Companies for the purpose of or to the Knowledge of the Sellers (as defined in the Purchase Agreements), having the effect of, having such tenants terminate or not renew the applicable tenant leases in order to enter into new leases with the Sellers or the Acquired Companies or any controlled affiliate of the Sellers or the Acquired Companies with respect to any wireless tower, wireless tower site or other similar telecommunications facility owned or leased by the Sellers or the Acquired Companies or such controlled affiliate of the Sellers or the Acquired Companies that is located within a radius of one mile from any wireless tower of the Acquired Companies existing at the closing of the Transactions or (b) correspond with the landlord of any wireless tower of the Acquired Companies with respect to any wireless tower, or purchase, lease or acquire (or attempt to purchase, lease or acquire), any interest in any real estate underlying any wireless tower of the Acquired Companies existing at the closing of the Transactions.

Repayment of Indebtedness

The following information supplements, and should be read in conjunction with, information in the Prospectus regarding the Sunflower Secured Credit Facility:

In connection with the closing of the Transactions, the Company repaid $16,500,000 of the outstanding principal amount under the Sunflower Secured Credit Facility secured by or allocated to the assets that were held by the Acquired Companies immediately prior to the closing of the Transactions. Following the repayment, $18,340,795 was outstanding under the Sunflower Secured Credit Facility, with $16,659,205 remaining available through March 31, 2026. Subsequent to that date, the outstanding balance, if any, will be subject to a 25-year amortization through the maturity date of March 15, 2028.

Investments in Real Estate and Real Estate Debt

The following information supplements the second and third paragraphs on page 109 of the Prospectus in the section of the Prospectus entitled “Investments in Real Estate and Real Estate Debt”:

As of November 30, 2025, through wholly-owned subsidiaries of the Operating Partnership, we own 100% of the fee simple interest in 48 towers with associated ground leases or easements, two data centers, 71 tenant leases and other related assets, as well as a 51% interest, through our joint venture with DataCom LP (the “DataCom Joint Venture”), which is an unconsolidated joint venture, in 150 towers with associated ground leases or easements, two rooftop easements, 229 tenant leases and other related assets. See the section above entitled “Disposition of Certain Assets” for more information regarding the sale of 48 towers on December 22, 2025.

As of November 30, 2025, on a combined basis, the total asset value, measured as the gross asset value based on fair value, was $159,244,939. Further, as of November 30, 2025:

●
Towers and rooftop easements were 36% occupied, with a remaining capacity of 64% and had a weighted average remaining lease term, including renewals, of 25.5 years, with weighted average annual rent escalators of 2.3%; and

●	Data centers were 100% occupied with a weighted average remaining lease term, excluding renewals, of 7.3 years and weighted average annual rent escalators of 1.9%.

January 1, 2026 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of January 1, 2026 (and repurchases as of December 31, 2025) is as follows:

	Transaction Price	Purchase Price
Class	(per share)	(per share)
Class T Share	$10.1318	$10.4864
Class S Share	$10.1188	$10.4730
Class D Share	$10.1188	$10.2706
Class I Share	$10.1188	$10.1188

The transaction price for each of our share classes is equal to such class’s NAV per share as of November 30, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2025 NAV Per Share

Our board of directors has appointed an audit committee comprised of independent directors, which we refer to herein as the audit committee, to be responsible for the oversight of the valuation process. The audit committee has adopted a valuation guideline, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The Company’s NAV per share for each class of stock is calculated by StratCap Digital Infrastructure Advisors II, LLC (our “Advisor”), and reviewed and confirmed by the audit committee.

Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.digitalinfrastructurereit.com and is also available on our toll-free information line at (888) 292-3178. Please see “Net Asset Value Calculations and Valuation Guidelines” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Kroll, LLC, or Kroll, the independent valuation advisor we engaged to review internal valuations prepared by our Advisor for reasonableness. While our independent valuation advisor reviews for reasonableness the assumptions, methodologies and valuation conclusions applied by our Advisor for our property and certain real estate debt, our independent valuation advisor is not responsible for, and does not calculate, our NAV. Our Advisor is ultimately and solely responsible for the determination of our NAV. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our audit committee. Our audit committee and board of directors have approved the NAV per share for each share class with outstanding shares as of November 30, 2025, as calculated by our Advisor.

The total NAV presented in the following tables includes the NAV of the holders of the Company’s Class A shares (not offered in the Offering), Class AX shares (not offered in the Offering), Class I shares and Class IX shares (not offered in the Offering), as well as partnership interests of the Operating Partnership held by parties other than the Company. As of November 30, 2025, no Class D shares or Class S shares were outstanding. The following table provides a breakdown of the major components of the Company’s total NAV as of November 30, 2025:

Components of NAV	November 30, 2025
Investment in real estate	$87,678,386
Investment in Datacom Joint Venture	51,046,651
Cash and cash equivalents	3,702,424
Due from affiliate	770,942
Tenant and other receivables	117,433
Prepaid and other assets – net	7,614,880
Redemptions payable	(2,091,625)
Accounts payable and accrued liabilities	(1,089,034)
Due to affiliates	(2,155,098)
Distributions payable	(337,315)
Deferred rental revenue	(151,659)
Loan payable	(34,840,795)
Interest expense payable	(119,472)
Unamortized expense support repayment/O&O(1)	15,438,299
Performance participation allocation payable to affiliate	(948,118)
Net asset value	$124,635,899

(1)	Unamortized expense support repayment represents certain operating expenses and organizational and offering costs funded by the Company that are transaction costs and other professional fees that the Company has incurred since its inception. Such operating expenses and organizational and offering costs were recognized under the expense support agreement and advisory agreement (together, the “Agreements”), respectively, and are added back to the Company’s net asset value until they are amortized and recognized by the Company in accordance with the Agreements. Such amounts have an economic contractual benefit of four to five years, and therefore, for purposes of the net asset value calculation, are capitalized as an adjustment to the Company’s net asset value and amortized over the four-to-five-year period as a reduction of the outstanding unamortized balance. As of November 30, 2025, the unamortized expense support repayment balance was $15,438,299 with operating expenses being amortized over a four-year period from date of occurrence and organizational and offering costs beginning to be amortized over a five-year period, decreasing the outstanding unamortized balance, and the amount payable by the Advisor to the Company, over the respective periods based on an amortization schedule maintained by the Company. On February 10, 2025, the Advisor executed a non-interest bearing promissory note, or the Promissory Note, in favor of the Company for reimbursement to the Company of any portion of the $13,459,476 that is not recognized within the four and five-year periods in which such amounts were originally incurred, with such amount, if any, payable by the Advisor to the Company at the expiration of the Agreements respective four and five-year period. In the event of the liquidation of the Company, the remaining unamortized amounts, if any, would be repaid by the Advisor to the Company. The $13,459,476 has not been recognized as a receivable on the Company’s consolidated financial statements in accordance with generally accepted accounting principles in the United States, as the settlement of any unamortized balance of such amount payable by the Advisor to the Company is contingent upon the occurrence of certain future events pursuant to the terms of the Agreements. On February 10, 2025, HMC Capital executed a Limited Guarantee to guarantee the Advisor’s obligations under the Promissory Note.

The following table provides a breakdown of the Company’s total NAV and NAV per share/unit by class as of November 30, 2025:

	Class A	Class AX	Class I	Class IX	Class T	Class P	Class PX
	Shares	Shares	Shares	Shares	Shares	Units(1)	Units(1)	Total(2)
Net Asset Value	$45,368,364	$14,092,345	$35,172,212	$15,628,361	$440,038	$12,138,694	$1,795,885	$124,635,899
Number of Outstanding Shares	4,496,894	1,398,935	3,475,911	1,549,443	43,431	1,194,921	176,905	12,336,440
NAV/Share	$10.0888	$10.0736	$10.1188	$10.0864	$10.1318	$10.1586	$10.1517	$10.1031

(1)	Includes the partnership interests of the Operating Partnership held by parties other than the Company.
(2)	As noted above, Class A shares, Class AX shares and Class IX shares are not offered in this offering. Such shares were offered in the Company’s private offering, which terminated prior to the commencement of this offering.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the valuations, based on property types.

		Exit
	Discount	Capitalization
Property Type	Rate	Rate
Cell Towers	6.24%	4.41%
Data Centers	7.25%	6.25%

These assumptions are determined by our Advisor, and reviewed for reasonableness by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Cell
		Towers	Data Center
	Hypothetical	Investment	Investment
Input	Change	Values	Values
Discount Rate	0.25% decrease	2.05%	1.89%
Discount Rate	0.25% increase	(2.00)%	(1.84)%
Exit Capitalization Rate	0.25% decrease	4.32%	2.49%
Exit Capitalization Rate	0.25% increase	(3.83)%	(2.30)%

Pro Forma Financial Information

The accompanying Pro Forma Consolidated Balance Sheet as of September 30, 2025 presents the Company’s historical amounts, adjusted for the effects of the Transactions (as defined above), as if the Transactions had occurred on September 30, 2025. The accompanying Pro Forma Consolidated Balance Sheets are unaudited and are not necessarily indicative of what the Company’s actual financial position would have been had the Transactions actually occurred on September 30, 2025, nor does it purport to represent the Company’s future financial position.

The accompanying Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2025 and the years ended December 31, 2024 and 2023 present the Company’s historical amounts, adjusted for the effects of the Transactions, as if the Transactions had occurred on January 1, 2023. The accompanying Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2025 and as of the years ended December 31, 2024 and 2023 are unaudited and are not necessarily indicative of what the Company’s actual results of operations would have been had the Transactions actually occurred on January 1, 2023, nor do they purport to represent the Company’s and the Operating Partnership’s future results of operations.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the Company’s expected financial position or results of operations for any future period. Differences could result from numerous factors, including future changes in the Company’s portfolio of investments, capital structure, property level operating expenses and revenues, including returns received from investments and rents expected to be received pursuant to existing tenant contracts or tenant contracts that the Company may enter into, changes in interest rates and other reasons. Actual future results are likely to be different from amounts presented in these unaudited pro forma consolidated financial statements and such differences may be significant.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Unaudited Pro Forma Condensed Consolidated Financial Statements

On December 22, 2025, the Company, through the Operating Partnership, closed on the sale of the equity interests (the “Transactions”) of Vogue Towers II, LLC (“Vogue Towers II”), Towers II Holdco (“Towers II”) and SWIF II Investment Co. Towers I, LLC (“Towers I,” and, together with Towers II and Vogue Towers II, the “Acquired Companies”), which are wholly owned subsidiaries of the Operating Partnership, for a purchase price of $55,105,862, exclusive of closing costs. Prior to the closing of the Transactions, the Acquired Companies owned 100% of the fee simple interest in 48 towers with associated ground leases or easements, 68 tenant leases and other related assets. As described in further detail in each Purchase Agreement, the purchase prices will be subject to certain customarily post-closing adjustments, including with respect to (i) the cash flows of the applicable Acquired Companies’ wireless tower assets as of the closing of the Transactions, (ii) prepaid costs related to certain of Towers II’s wireless tower assets under development, (iii) indebtedness and (iv) transaction expenses.

In connection with the closing of the Transactions, the Company repaid $16,500,000 of the outstanding principal balance on the Sunflower Secured Credit Facility (the “Credit Facility”), which are secured by or allocated to the assets that were held by the Acquired Companies prior to the closing of the Transactions. Following the repayment, the Company had drawn down $18,340,795 million from the Credit Facility, with $16,159,205 remaining available.

Following the closing of the Transactions, the Company owns and operates two data centers and owns a 51% interest, through our joint venture with DataCom LP (the “DataCom Joint Venture”), which is an unconsolidated joint venture, in 150 cell towers with associated ground leases or easements, two rooftop easements, and 229 tenant operating leases and other related assets.

The accompanying Pro Forma Consolidated Balance Sheet as of September 30, 2025 presents the Company historical amounts, adjusted for the effects of the Transaction, as if the Transaction had occurred on September 30, 2025. The accompanying Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2025 and as of the years ended December 31, 2024 and 2023 present the Company’s historical amounts, adjusted for the effects of the Transaction, as if it had occurred on January 1, 2023.

The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only and should be read in conjunction with the Company’s historical consolidated financial statements and related notes. The adjustments to the pro forma condensed consolidated financial statements are based on available information and assumptions that the Company considers reasonable. The pro forma condensed consolidated financial statements are unaudited and are not necessarily indicative of (i) the Company’s financial position that would have actually existed had the transactions described above occurred on September 30, 2025, (ii) the results of operations that would have actually occurred had the transactions described above occurred on January 1, 2023 or (iii) the Company’s financial position or results of operations as of any future date or for any future period. Actual future results are likely to be different from amounts presented in these unaudited pro forma condensed consolidated financial statements and such differences may be significant.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Pro Forma Condensed Consolidated Balance Sheet

September 30, 2025

(Unaudited)

	StratCap Digital Infrastructure REIT, Inc. - Historical (A)	Transaction Accounting Adjustments (B)	Notes	StratCap Digital Infrastructure REIT, Inc. - Pro Forma (A)
ASSETS
Cash and cash equivalents	$1,384,825	$54,811,937	(B-1)	$37,918,518
		(1,712,397)	(B-2)
		(16,565,847)	(B-3)
Due from affiliates	648,657	—		648,657
Tenant and other receivables	607,954	(154,430)	(B-1)	453,524
Prepaid and other assets - net	7,489,606	(6,565,489)	(B-1)	2,636,514
		1,712,397	(B-2)	—
Property and equipment - net	42,659,652	(16,214,714)	(B-1)	26,444,938
Intangible assets - net	26,195,561	(20,716,386)	(B-1)	5,479,175
Ground lease right of use assets - net	2,698,846	(2,698,846)	(B-1)	—
Investment in Datacom Joint Venture	36,368,871	—		36,368,871
TOTAL ASSETS	$118,053,972	$(8,103,775)		$109,950,197
LIABILITIES AND EQUITY
LIABILITIES:
Accounts payable and accrued liabilities	$907,817	$(15,592)	(B-1)	$892,225
Redemptions payable	2,044,064	—		2,044,064
Due to affiliates	1,616,724	—		1,616,724
Distributions payable	360,695	—		360,695
Deferred rental revenue	125,361	(69,451)	(B-1)	55,910
Asset retirement obligations - net	2,132,386	(2,132,386)	(B-1)	—
Lease liabilities - net	2,762,521	(2,762,521)	(B-1)	—
Intangible liabilities - net	692,312	—		692,312
Loan payable	34,840,795	(16,500,000)	(B-3)	18,340,795
Interest expense payable	83,869	(65,847)	(B-1)	18,022
Performance participation allocation payable to affiliate	948,118	—		948,118
Total liabilities	46,514,662	(21,545,797)		24,968,865
COMMITMENTS AND CONTINGENCIES (Note 14)
EQUITY
SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock – Class A shares, $0.01 par value per share, 6,000,000 and 100,000,000 shares authorized, 4,588,397 and 4,990,586 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	45,884	—		45,884
Common stock – Class AX shares, $0.01 par value per share, 3,000,000 and 100,000,000 shares authorized, 1,428,954 and 1,423,800 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	14,290	—		14,290
Common stock – Class D shares, $0.01 par value per share, 100,000,000 shares authorized, 0 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	—	—		—
Common stock – Class DX shares, $0.01 par value per share, 100,000,000 shares authorized, 0 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	—	—		—
Common stock – Class I shares, $0.01 par value per share, 100,000,000 shares authorized, 3,399,388 and 1,828,031 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	33,994	—		33,994
Common stock – Class IX shares, $0.01 par value per share, 100,000,000 shares authorized, 1,622,244 and 1,934,499 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	16,222	—		16,222
Common stock – Class S shares, $0.01 par value per share, 94,000,000 and 0 shares authorized, 0 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	—	—		—
Common stock – Class T shares, $0.01 par value per share, 97,000,000 and 0 shares authorized, 31,909 and 0 shares issued and outstanding at September 30, 2025 and December 31, 2024, respectively	319	—		319
Additional paid-in-capital	106,696,189	—		106,696,189
Accumulated deficit and cumulative distributions	(41,440,727)	11,916,353	(B-4)	(29,524,374)
Total shareholders’ equity	65,366,171	11,916,353		77,282,524
Non-controlling interests - SWIF II OP	6,173,139	1,525,669	(B-4)	7,698,808
Total Equity	71,539,310	13,442,022		84,981,332
TOTAL LIABILITIES AND EQUITY	$118,053,972	$(8,103,775)		$109,950,197

The accompanying notes are an integral part of these unaudited proforma condensed consolidated financial statements.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended September 30, 2025

(Unaudited)

	StratCap Digital Infrastructure REIT, Inc. - Historical (AA)	Tower Sale (BB)	Notes	StratCap Digital Infrastructure REIT, Inc. Proforma
REVENUES :
Rental revenues	$3,325,164	$(1,394,212)	(BB-1)	$1,930,952
Total revenues	3,325,164	(1,394,212)		1,930,952
EXPENSES:
Property operating expenses	671,546	(445,413)	(BB-1)	226,133
General and administrative	2,581,617	(60,122)	(BB-1)	2,521,495
Asset management fees	1,116,321	—		1,116,321
Depreciation and amortization	3,317,556	(2,398,795)	(BB-1)	918,761
Accretion expense	74,431	(74,431)	(BB-1)	—
Total expenses	7,761,471	(2,978,761)		4,782,710
Loss on investment in Datacom Joint Venture	(3,753,915)	—		(3,753,915)
Interest expense	(1,869,223)	927,020	(BB-1)	(958,327)
		(16,124)	(BB-2)
Interest income	6,924	(1,619)		5,305
NET INCOME (LOSS)	(10,052,521)	2,493,826		(7,558,695)
Net income (loss) allocated to non-controlling interests in SWIF II OP	(1,384,998)	125,277	(BB-3)	(1,259,721)
Net income (loss) attributable to Company stockholders	$(8,667,523)	$2,368,549		$(6,298,974)
Basic and diluted loss per share	$(0.83)		(CC)	$(0.61)
Basic and diluted weighted average shares outstanding	10,386,211			10,386,211

The accompanying notes are an integral part of these unaudited proforma condensed consolidated financial statements.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2024

(Unaudited)

	StratCap Digital Infrastructure REIT, Inc. - Historical (AA)	Tower Sale (BB)	Notes	StratCap Digital Infrastructure REIT, Inc. Proforma
REVENUES :
Rental revenues	$4,037,635	$(1,385,176)	(BB-1)	$2,652,459
Total revenues	4,037,635	(1,385,176)		2,652,459
EXPENSES:
Property operating expenses	656,699	(344,752)	(BB-1)	311,947
General and administrative	3,751,680	(85,440)	(BB-1)	3,666,240
Asset management fees	1,484,727	—		1,484,727
Depreciation and amortization	3,638,064	(2,413,053)	(BB-1)	1,225,011
Accretion expense	72,794	(72,794)	(BB-1)	—
Performance participation allocation	948,118	—		948,118
Total expenses	10,552,082	(2,916,039)		7,636,043
Loss on investment in Datacom Joint Venture	(3,378,066)	—		(3,378,066)
Interest expense	(1,766,272)	344,226	(BB-1)	(1,426,495)
		(4,449)	(BB-2)
Interest income	226,047	—		226,047
NET INCOME (LOSS )	(11,432,738)	1,870,640		(9,562,098)
Net income (loss) allocated to non-controlling interests in SWIF II OP	(1,660,856)	271,751	(BB-3)	(1,389,105)
Net income (loss) attributable to Company stockholders	$(9,771,882)	$1,598,889		$(8,172,993)
Basic and diluted loss per share	$(0.94)		(CC)	$(0.79)
Basic and diluted weighted average shares outstanding	10,373,855			10,373,855

The accompanying notes are an integral part of these unaudited proforma condensed consolidated financial statements.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2023

(Unaudited)

	StratCap Digital Infrastructure REIT, Inc. - Historical (AA)	Transaction Accounting Adjustments (BB)	Notes	StratCap Digital Infrastructure REIT, Inc. Proforma
REVENUES :
Rental revenues	$2,628,987	$(619,234)	(BB-1)	$2,009,753
Total revenues	2,628,987	(619,234)		2,009,753
EXPENSES:
Property operating expenses	342,835	(159,190)	(BB-1)	183,645
General and administrative	4,229,421	(40,354)	(BB-1)	4,189,067
Asset management fees	768,847	—		768,847
Depreciation and amortization	2,175,364	(1,198,942)	(BB-1)	976,422
Accretion expense	21,851	(21,851)	(BB-1)	—
Performance participation allocation	1,192,205	—		1,192,205
Total expenses	8,730,523	(1,420,337)		7,310,186
Loss on investment in Datacom Joint Venture	(945,283)	—		(945,283)
Interest expense	(1,121,311)	—		(1,121,311)
Interest income	510,324	—		510,324
Gain on transfer of assets	181,715	—		181,715
Gain on sale of assets	—	13,442,022	(BB-2)	13,442,022
NET INCOME (LOSS)	(7,476,091)	14,243,125		6,767,034
Net income (loss) allocated to non-controlling interests in SWIF II OP	(1,341,149)	2,555,099	(BB-3)	1,213,950
Net income (loss) attributable to Company stockholders	$(6,134,942)	$11,688,026		$5,553,084
Basic and diluted earnings (loss) per share	$(0.85)		(CC)	$0.76
Basic and diluted weighted average shares outstanding	7,259,994			7,259,994

The accompanying notes are an integral part of these unaudited proforma condensed consolidated financial statements.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Notes to Pro Forma Condensed Consolidated Financial Statements

(Unaudited)

Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(A)	Reflects the consolidated balance sheet of the Company as of September 30, 2025 as derived from the consolidated financial statements in the Company’s Quarterly Report on Form 10Q.
(B)

Reflects (a) the derecognition of carrying amounts as of September 30, 2025 for the assets and the related accumulated depreciation and working capital and prepaid development costs related to Towers II’s wireless tower assets under development, (b) the funding of Tower II’s incremental site development costs incurred between October 1, 2025 and the closing date on December 22, 2025, (c) the repayment of $16,500,000 outstanding loan balance, including accrued interest, under the Credit Facility, and (d) the allocation of gain on sale associated with the Transactions to the common stockholders and noncontrolling interests in SWIF II OP.

(B-1)

Represents the derecognition of carrying amounts as of September 30, 2025 for the assets and the related accumulated depreciation and working capital and prepaid site development costs related to Towers II’s wireless tower assets under development. Gain on sale of assets is calculated below:

Gross sales price	$55,105,862
Estimated closing costs(1)	(293,925)
Estimated net proceeds	54,811,937
Net book value(2)	(41,369,915)
Gain on sale of assets	$13,442,022

(1)Represents estimated closing costs including legal fees, consulting fees and other customary closing costs directly attributable to the sale of the towers.

(2)Represents estimated working capital absorbed by the Buyer. Any remaining working capital owed to the Company would be returned to the Company.

(B-2)

Represents the incremental cell tower related acquisition and development costs incurred between October 1, 2025 and the closing date on December 22, 2025 by the Company that are being presented as incurred and settled for cash as of this pro forma balance sheet date of September 30, 2025.

(B-3)	Represents the estimated pay-down of the borrowings under the Company’s Credit Facility of $16,500,000 as a result of the Transactions.
(B-4)	Represents the gain on sale allocated to the common stockholders and noncontrolling interests in SWIF II OP, respectively.

Adjustments to Unaudited Pro Forma Condensed Consolidated Statements of Operations

Nine Months Ended September 30, 2025

(AA)

Reflects the historical consolidated statement of operations of the Company’s for the nine months ended September 30, 2024 as derived from the consolidated financial statements presented in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025.

(BB)	Reflects (a) the elimination of income and expenses associated with the Transactions and (b) the interest expense adjustments related to the Company’s existing Credit Facility.
(BB-1)	Reflects the elimination of income and expenses from operations of the wholly-owned cell towers associated with the Transactions.

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(BB-2)

Reflects the adjustments to the unused fee, calculated at 12.5 basis points on the unused balance of the Credit Facility, which totalled $16,659,205 as of September 30, 2025. For the purpose of this pro forma, the Company assumed borrowings of $16,650,000 as of January 1, 2025, which was the original borrowings used in the acquisition of the two data centers, and that $1,690,795 of borrowings originally related to the cell tower was retained at December 22, 2025, as the Company has sufficient asset base to support its borrowing capacity. Interest expense is based on one-month Term SOFR plus a spread of 2.75%.

(BB-3)	Reflects the impact of the elimination of income and expense associated with the Transactions to the net income (loss) allocated to the noncontrolling interests in SWIF II OP.
(CC)

Pro forma loss per share of common stock, basic and diluted, are calculated by dividing pro forma consolidated net loss allocable to the Company’s shareholders by the pro forma weighted average number of common shares outstanding.

Year Ended December 31, 2024

(AA)

Reflects the historical consolidated statement of operations of the Company’s for the period as derived from the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024.

(BB)

Reflects (a) the elimination of income and expenses from operations of the wholly-owned cell towers associated with the Transactions and (b) the interest expense adjustments related to the Company’s existing Credit Facility.

(BB-1)	Reflects the elimination of income and expenses from operations of the wholly-owned cell towers associated with the Transactions.
(BB-2)

Reflects the adjustments to the unused fee, calculated at 12.5 basis points on the unused balance of the Credit Facility, which totalled $16,659,205 as of September 30, 2025. For the purpose of this pro forma, the Company assumed borrowings of $16,650,000 as of January 1, 2024, which was the original borrowings used in the acquisition of the two data centers, and that $1,690,795 of borrowings originally related to the cell tower was retained at December 22, 2025, as the Company has sufficient asset base to support its borrowing capacity. Interest expense is based on one-month Term SOFR plus a spread of 2.75%.

(BB-3)	Reflects the impact of the elimination of income and expense associated with the Transactions to the net income (loss) allocated to the noncontrolling interests in SWIF II OP.
(CC)

Pro forma loss per share of common stock, basic and diluted, are calculated by dividing pro forma consolidated net loss allocable to the Company’s shareholders by the pro forma weighted average number of common shares outstanding.

Year Ended December 31, 2023

(AA)

Reflects the historical consolidated statement of operations of the Company’s for the period as derived from the historical consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.

(BB)	Reflects (a) the elimination of income and expenses from operations of the wholly-owned cell towers associated with the Transactions and (b) the gain on sale resulting from the Transactions.
(BB-1)	Reflects the elimination of income and expenses from operations of the wholly-owned cell towers associated with the Transactions.
(BB-2)	Reflects the gain on sale resulting from the Transactions.
(BB-3)	Reflects the impact of the elimination of income and expense associated with the Transactions to the net income (loss) allocated to the noncontrolling interests in SWIF II OP.

12

(CC)

Pro forma earnings (loss) per share of common stock, basic and diluted, are calculated by dividing pro forma consolidated net loss allocable to the Company’s shareholders by the pro forma weighted average number of common shares outstanding.

Current Report on Form 8-K as filed on December 22, 2025

The Prospectus is hereby supplemented with our Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 22, 2025, a copy of which is attached to this Supplement as Appendix A.

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Appendix A

14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2025

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	333-284566	86-3123526
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

30 Rockefeller Plaza, Suite 2050

New York, NY 10112

(Address of principal executive offices)

(475) 282-0861

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 1.01. Entry into a Material Definitive Agreement.

On December 22, 2025, StratCap Digital Infrastructure REIT, Inc. (the “Company”), through its operating partnership, SWIF II Operating Partnership, LP (the “Operating Partnership”), (i) pursuant to an Equity Interest Purchase Agreement, dated as of December 22, 2025 (the “Vogue Purchase Agreement”), by and among EverLink Towers, LLC, a Delaware limited liability company (“Purchaser”), the Operating Partnership, Vogue Towers II, LLC, a wholly owned subsidiary of the Operating Partnership (“Vogue Towers II”), and, solely for the purposes of certain sections thereof, the Company, sold and transferred all of the issued and outstanding equity interests in Vogue Towers II to Purchaser (the “Vogue Transaction”), and (ii) pursuant to an Equity Interest Purchase Agreement, dated as of December 22, 2025 (the “SDIR Towers Purchase Agreement” and, together with the Vogue Purchase Agreement, the “Purchase Agreements”), by and among Purchaser, the Operating Partnership, SWIF II Towers Co. Intermediate HoldCo II, LLC, a wholly owned subsidiary of the Operating Partnership (“Towers II Holdco” and together with the Operating Partnership, the “Sellers”), SWIF II Investment Co. Towers II, LLC, a wholly owned subsidiary of Towers II Holdco (“Towers II”), SWIF II Investment Co. Towers I, LLC, a wholly owned subsidiary of the Operating Partnership (“Towers I” and, together with Towers II and Vogue Towers II, the “Acquired Companies”), and, solely for the purposes of certain sections thereof, the Company, sold and transferred all of the issued and outstanding equity interests in Towers II and Towers I, respectively, to Purchaser (the “SDIR Towers Transaction” and, together with the Vogue Transaction, the “Transactions”).

Immediately prior to the closing of the Transactions, the Acquired Companies owned 100% of the fee simple interest in 48 towers with associated ground leases or easements, 68 tenant leases and other related assets. The aggregate purchase price for the Transactions was approximately $55.1 million in cash. As described in further detail in each Purchase Agreement, the purchase prices will be subject to certain post-closing adjustments, including with respect to (i) the cash flows of the applicable Acquired Companies’ wireless tower assets as of the closing of the Transactions, (ii) prepaid costs and expenses related to certain of Vogue Towers II’s wireless tower assets under development, (iii) indebtedness and (iv) transaction expenses. The Transactions resulted in net cash proceeds to the Company of approximately $38.5 million after (x) closing costs and closing adjustments and (y) repayment of indebtedness secured by or allocated to the assets that were held by the Acquired Companies immediately prior to the closing of the Transactions.

The Purchase Agreements contain customary representations, warranties and covenants. Subject to certain exceptions and limitations, the Sellers and Purchaser have agreed to indemnify each other for breaches of representations and warranties and covenants and other specified matters contained in the respective Purchase Agreements. The Company has also agreed to guarantee the payment and performance by the Sellers of their respective indemnification obligations under the Purchase Agreements.

The Purchase Agreements contain restrictive covenants pursuant to which the Sellers and the Company shall not, for the five-year period following the closing of the Transactions, directly or indirectly (including through their respective controlled affiliates), (a) solicit tenants of the Acquired Companies for the purpose of or to the Knowledge of the Sellers (as defined in the Purchase Agreements), having the effect of, having such tenants terminate or not renew the applicable tenant leases in order to enter into new leases with the Sellers or the Acquired Companies or any controlled affiliate of the Sellers or the Acquired Companies with respect to any wireless tower, wireless tower site or other similar telecommunications facility owned or leased by the Sellers or the Acquired Companies or such controlled affiliate of the Sellers or the Acquired Companies that is located within a radius of one mile from any wireless tower of the Acquired Companies existing at the closing of the Transactions or (b) correspond with the landlord of any wireless tower of the Acquired Companies with respect to any wireless tower, or purchase, lease or acquire (or attempt to purchase, lease or acquire), any interest in any real estate underlying any wireless tower of the Acquired Companies existing at the closing of the Transactions.

The foregoing descriptions of the Purchase Agreements are only summaries and are qualified in their entirety by reference to the complete text of the Purchase Agreements, which are attached as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K, and incorporated herein by reference.

Item 2.01 Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.01 in its entirety.

Item 7.01. Regulation FD Disclosure.

On December 22, 2025, the Company issued a press release announcing the completion of the dispositions under the Purchase Agreement, which is attached hereto as Exhibit 99.1. The press release attached hereto as Exhibit 99.1 is incorporated by reference in this Item 7.01.

The information set forth in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is being “furnished” and shall not be deemed “filed” for purposes of, or otherwise subject to, liabilities under Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into the Company's filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Item 8.01 Other Events.

On December 22, 2025, the board of directors of the Company authorized daily gross distributions to the Company’s stockholders of record as of the close of business on each day of the period commencing on January 1, 2026 through March 31, 2026 for each class of shares of the Company’s common stock in the amount of $0.001479452 per share.

The distributions will be paid or reinvested in shares of common stock on a monthly basis in arrears, net of, as applicable, stockholder servicing fees that are payable monthly with respect to certain classes of shares of our common stock.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are intended to be deemed “forward-looking statements” within the meaning of, and to be covered by the safe harbor provisions contained in, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are generally identifiable by the use of the words “may,” “will,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” “project,” “continue,” or other similar words or terms. These forward-looking statements reflect the Company’s current views with respect to future events and financial performance, but involve known and unknown risks, uncertainties and other factors, both general and specific to the matters discussed in or incorporated herein, some of which are beyond the Company’s control. These risks, uncertainties and other factors may cause the Company’s actual results to be materially different from any future results expressed or implied by such forward-looking statements. For a further discussion of these factors and other risk factors that could lead to actual results materially different from those described in the forward-looking statements, see “Risk Factors” under Item 1A of Part 1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, and subsequent periodic and current reports filed with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of future events, new information or otherwise.

Item 9.01 Financial Statements and Exhibits.

(b) Pro Forma Financial Information:

The accompanying Pro Forma Consolidated Balance Sheet as of September 30, 2025 presents the Company’s historical amounts, adjusted for the effects of the Transactions (as defined above), as if the Transactions had occurred on September 30, 2025. The accompanying Pro Forma Consolidated Balance Sheets are unaudited and are not necessarily indicative of what the Company’s actual financial position would have been had the Transactions actually occurred on September 30, 2025, nor does it purport to represent the Company’s future financial position.

The accompanying Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2025 and the years ended December 31, 2024 and 2023 present the Company’s historical amounts, adjusted for the effects of the Transactions, as if the Transactions had occurred on January 1, 2023. The accompanying Pro Forma Consolidated Statements of Operations for the nine months ended September 30, 2025 and as of the years ended December 31, 2024 and 2023 are unaudited and are not necessarily indicative of what the Company’s actual results of operations would have been had the Transactions actually occurred on January 1, 2023, nor do they purport to represent the Company’s and the Operating Partnership’s future results of operations.

These unaudited pro forma consolidated financial statements are not necessarily indicative of the Company’s expected financial position or results of operations for any future period. Differences could result from numerous factors, including future changes in the Company’s portfolio of investments, capital structure, property level operating expenses and revenues, including returns received from investments and rents expected to be received pursuant to existing tenant contracts or tenant contracts that the Company may enter into, changes in interest rates and other reasons. Actual future results are likely to be different from amounts presented in these unaudited pro forma consolidated financial statements and such differences may be significant.

These unaudited pro forma condensed consolidated financial statements of the Company as of and for the nine months ended September 30, 2025 and as of the years ended December 31, 2024 and 2023 are filed as Exhibit 99.2 hereto and are incorporated by reference herein.

(d) Exhibits:

Exhibit No.	Description
10.1*

Equity Interest Purchase Agreement, dated as of December 22, 2025, by and among EverLink Towers, LLC, SWIF II Operating Partnership, LP, Vogue Towers II, LLC, and, solely for the purposes of certain sections thereof, StratCap Digital Infrastructure REIT, Inc.

10.2*

Equity Interest Purchase Agreement, dated as of December 22, 2025, by and among EverLink Towers, LLC, SWIF II Operating Partnership, LP, SWIF II Towers Co. Intermediate HoldCo II, LLC, SWIF II Investment Co. Towers II, LLC, SWIF II Investment Co. Towers I, LLC, and, solely for the purposes of certain sections thereof, StratCap Digital Infrastructure REIT, Inc.

99.1	Press Release, dated December 22, 2025
99.2	StratCap Digital Infrastructure REIT, Inc. unaudited pro forma consolidated financial statements
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Certain schedules and exhibits have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

STRATCAP DIGITAL INFRASTRUCTURE REIT, INC.

Date: December 22, 2025	By:	/s/ Michael Weidner
Name: Michael Weidner
Title: Chief Financial Officer and Treasurer
(Principal Financial Officer and Principal Accounting Officer)